**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Choose Health Services LLC

*Legal status of Issuer:*

    *Form:*

    Limited liability company

    *Jurisdiction of Incorporation/Organization:*

    Texas

    *Date of Organization:*

    April 22, 2019

*Physical Address of Issuer:*

106 E 6th St, FL 9, Austin, TX, 78701

*Website of Issuer:*

https://www.choosehealth.io

*Current Number of Employees:*

4

|  | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
| --- | --- | --- |
| Total Assets | $36,839.83 | $187,997 |
| Cash & Cash Equivalents | $36,839.83 | $148,526 |
| Accounts Receivable | $2,450 | $859 |
| Short-term Debt | $31,230.57 | $17,674 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $362,6110.29 | $716,574 |
| Cost of Goods Sold | $146,405.88 | $469,233 |
| Taxes Paid | $0 | $0 |
| Net Income | -$206,581.93 | -$177,889 |

**April 21, 2023**

**Choose Health Services LLC**

Choose Health Services LLC ("**Choose Health,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.**

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

*This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.*

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

**Ongoing Reporting**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.choosehealth.io.

The Company completed its offering via Crowdfunding on March 17, 2021 and filed annual reports on April 30,2021 and April 28, 2022. This is the Company's third annual report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

TABLE OF CONTENTS

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Choose Health Services LLC is a Texas LLC incorporated on April 22, 2019.

The Company is located at 106 E 6th St, FL 9, Austin, TX, 78701 United States.

The Company's website is https://www.choosehealth.io

The Company conducts business in All U.S. States except for NY, NJ, and RI.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

***The amount of capital the Company raised in the Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our

industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies

and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Choose Health is an at home, diagnostic testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long-term health. The testing and tracking experience is interactive and fully mobile. Individual test results are mapped to clinical endpoints for diet, exercise and other lifestyle interventions such as drinking and smoking to educate and empower change. The test was compiled by three functional physicians with the goal of creating the most cost effective and efficient way to get a snapshot of internal health. 85% of pre-diabetics do not know that they have any risk factors or prevalence to develop a chronic disease. We can positively affect the lives of millions of people through education and early detection. Our belief is that the first step toward improvement is through education, which in turn can develop accountability.

**Business Plan**

Within our business model, we have three distribution channels that we are pursuing; B2C: We plan to attract more customers through our digital acquisition strategy through paid lead funnels from Facebook, AdWords, Reddit and Pinterest. Retail: We are working to create more relationships with physicians and pharmacies. This is a significant expansion and growth area for the business. 1) We will sell monthly and quarterly subscriptions directly to the customer. With an existing LTV of $200+ and CPA metrics ranging from $40-70. 2) Selling through gyms, health coaches, physicians and influencers directly and using an affiliate model of 10-25% for resellers. 3) Amazon and other third-party e-commerce resellers.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Choose Health internal health tracking kit | The Choose Health internal health tracking kit is an at-home health test to track and improve a core panel of biomarkers linked to chronic disease and long-term health. The kit measures and tracks inflammation, cholesterol ratio, insulin resistance, oxidative stress, average blood sugar and visceral fat. | Direct to consumer subscription B2B - Pharmacies, integrative and functional healthcare practitioners. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

We compete with the following; At Home Lab Testing; www.everlywell.com www.letsgetchecked.com; Clinic Based Testing; www.insidetracker.com; www.wellnessfx.com. We are focused on providing the best at-home testing and tracking experience.

**Customer Base**

We have several hundred active subscribers to either monthly or quarterly subscription tracking services through www.choosehealth.io. We continue to actively build out the digital acquisition strategy through paid lead funnels from Facebook, AdWords, Reddit and Pinterest.

**Supply Chain**

We hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

**Intellectual Property**

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is unaware of any threatened or actual litigation against it.

## DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

## DIRECTORS AND OFFICERS

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Mark Holland | CEO, Manager | Choose Health - CEO. 2018 - Present. <br><br> CPG Experience – Managing Partner. 2018 - Present. <br><br> Carbon to Clean - Advisor. 2017 – Present. | Executive Program For Growing Companies - Stanford University Graduate School of Business. <br><br> Advanced Degree in Modem Management University of Ulster. <br><br> Bachelor's in business studies University of Limerick. |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 4 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

**Equity**

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

| Type | LLC Membership Units |
|---|---|
| **Number of Membership Units Authorized** | 4,975,000 |
| **Number of Membership Units Outstanding** | 4,975,000 |
| **Par Value Per Membership Unit** | N/A |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Membership Units which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security.\*** | 95.1% |

\* The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $5,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | Crowd SAFE |
|---|---|
| **Face Value** | $255,174 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | $5,000,000 Valuation Cap, 10% Discount Rate |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).\*** | 4.9% |

\* The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $5,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

**Outstanding Debt**

Other than certain accounts payable and a line of credit used in the ordinary course of business, the Company has no outstanding debt.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Mark Holland | 4,650,000 Membership Units | 93.4% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of $36,195 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

### Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

In March of 2021, the Company completed an offering pursuant to Regulation CF and raised $253,674.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### Material Changes and Other Information

Alex Badalyan is no longer working with the company. The Company's financial condition has not materially changed since December 31, 2022, except as provided herein and in the ordinary course of business.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| LLC Membership Units | $0 | 125,000 | Working Capital | June 9, 2020 | Section 4(a)(2) |
| LLC Membership Units | $1,000 | 100,000 | Working Capital | May 31, 2020 | Section 4(a)(2) |
| LLC Membership Units | $0 | 100,000 | Working Capital | June 8, 2020 | Section 4(a)(2) |
| Crowd SAFE | $255,174 | 1 | Working Capital | March 15, 2021 | Regulation CF |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark Holland
_____
(Signature)

Mark Holland
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Holland
_____
(Signature)

Mark Holland
_____
(Name)

CEO, Manager
_____
(Title)

April 21, 2023
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*Self-Certification of Financials*

I, Mark Holland, being the CEO of Choose Health Services LLC, hereby certify as of the date of this Form C-AR that the financial statements of Choose Health Services LLC included in this Form are true and complete in all material respects.


/s/ Mark Holland
(Signature)

Mark Holland
(Name)

CEO
(Title)

April 21, 2023
(Date)

**EXHIBIT A**

*Financial Statements*

**Choose Health Services LLC**
**Profit and Loss**
January - December 2022

|  | Total |
|---|---|
| **Income** | |
| **Amazon Sales** | 0.00 |
| Amazon Product Sales | 73,080.00 |
| Amazon US Commission Refund | 522.57 |
| Amazon US Other Income Account | 1,136.07 |
| Amazon US Promotional Discount | -1,998.59 |
| Amazon US Shipping | 349.55 |
| Amazon US Shipping Discount | -349.55 |
| **Total Amazon Sales** | $ 72,740.05 |
| **Direct Revenue** | 230,539.09 |
| **Retail Revenue** | 58,831.15 |
| **Sales** | 500.00 |
| **Total Income** | $ 362,610.29 |
| **Cost of Goods Sold** | |
| Amazon Kit COGS | 0.00 |
| Cost of Goods Sold | 62,711.40 |
| Direct Shipping - USPS/Endicia | 38,637.80 |
| Lab Testing | 43,265.10 |
| Shipping | 1,791.58 |
| **Total Cost of Goods Sold** | $ 146,405.88 |
| **Gross Profit** | $ 216,204.41 |
| **Expenses** | **60%** |
| Accounting Fees | 24,618.81 |
| Advertising & Marketing | 0.00 |
| Affiliate & partnership Marketing | 2,300.00 |
| Amazon AWS | 7,149.82 |
| Creative/Design | 512.99 |
| Exhibitions Cost | 2,743.44 |
| Facebook | 53,778.60 |
| Gifts & Samples | 1,845.75 |
| Google | 48,305.48 |
| Influencer Expenses & Fees | 1,699.00 |
| Marketing Miscellaneous | 2,054.48 |
| Other Advertising & Marketing | 6,758.54 |
| **Total Advertising & Marketing** | $ 127,148.10 |
| **Marketing as % of Gross Sales** | 40% |
| **Marketing as % of Net Sales** | 67% |
| | |
| Amazon Expenses | |
| Amazon US Advertising cost | 18,779.94 |
| Amazon US Commission | 11,186.25 |
| Amazon US FBA Inbound Fee | 231.77 |
| Amazon US Fulfillment Fee | 4,675.34 |
| Amazon US Other Expense | 788.56 |
| Amazon US Return Fee | 104.53 |
| Amazon US Storage Cost | 139.71 |
| Amazon US Subscription Fee | 479.88 |
| **Total Amazon Expenses** | $ 36,390.93 |
| Automobile | 440.45 |
| Bank Charges & Fees | 234.98 |
| Contractors | 64,447.86 |
| Development Consulting | 50,150.00 |
| Digital Consultant/Agency Fee/Commission | 23,470.00 |
| Digital Marketing Subscriptions | 12,190.45 |
| Doctor Fees and Expenses | 150.00 |
| Dues & subscriptions | 325.00 |
| Employee Benefits | 10.00 |
| Insurance | 17,637.03 |
| Legal & Professional Services | 850.00 |
| Meals & Entertainment | 4,236.41 |
| Office Supplies & Software | 7,530.31 |
| Other Business Expenses | 99.00 |
| QuickBooks Payments Fees | 1,726.68 |
| Rent & Lease | 5,168.65 |
| Retail Brokers Commission | 92.25 |
| SEO  Consultant | 3,800.00 |
| Stripe Fee | 8,987.68 |
| Telehealth Contractor | 6,003.00 |
| Travel | 25,626.25 |
| **Total Expenses** | $ 421,333.84 |
| | 116% |
| | |
| **Net Operating Income** | -$ 205,129.43 |
| **Other Expenses** | |
| Donations | 1,452.50 |
| **Total Other Expenses** | $ 1,452.50 |
| **Net Other Income** | -$ 1,452.50 |
| **Net Income** | -$ 206,581.93 |

# Choose Health Services LLC
## Balance Sheet
### As of December 31, 2022

|  |  | Total |
|---|---|---:|
| **ASSETS** | | |
| **Current Assets** | | |
| **Bank Accounts** | | |
| **Amazon US Undeposited Funds** | | 5,140.72 |
| **Award Points** | | -3,839.86 |
| **Chase Bank Checking #7686** | | 13,443.71 |
| **Chase Bank Checking #8158** | | 1,510.87 |
| **Checking** | | 0.00 |
| **PayPal Bank** | | 0.00 |
| **Total Bank Accounts** | $ | 16,255.44 |
| **Accounts Receivable** | | |
| **Accounts Receivable (A/R)** | | 2,450.00 |
| **Total Accounts Receivable** | $ | 2,450.00 |
| **Other Current Assets** | | |
| **Amazon Hold** | | 0.00 |
| **Health Test Kits Inventory** | | 0.00 |
| **Inventory Asset** | | 18,134.39 |
| **Packaging** | | 0.00 |
| **Uncategorized Asset** | | 0.00 |
| **Undeposited Funds** | | 50,000.00 |
| **Total Other Current Assets** | $ | 68,134.39 |
| **Total Current Assets** | $ | 86,839.83 |
| **TOTAL ASSETS** | $ | 86,839.83 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| **Accounts Payable (A/P)** | | -75,030.03 |
| **Amazon US Accounts Payable** | | 76,842.81 |
| **Total Accounts Payable** | $ | 1,812.78 |
| **Credit Cards** | | |
| **Capital One CC #0570** | | 28,932.27 |
| **Capital One CC #3153 (CPG)** | | 0.00 |
| **Total Credit Cards** | $ | 28,932.27 |
| **Other Current Liabilities** | | |
| **Accrued Expenses** | | 485.52 |
| **Amazon US Facilitator Tax** | | 0.00 |
| **Direct Deposit Payable** | | 0.00 |
| **Payroll Liabilities** | | |
| **Federal Taxes (941/944)** | | 0.00 |
| **Federal Unemployment (940)** | | 0.00 |
| **TX Unemployment Tax** | | 0.00 |
| **Total Payroll Liabilities** | $ | 0.00 |
| **Total Other Current Liabilities** | $ | 485.52 |
| **Total Current Liabilities** | $ | 31,230.57 |
| **Total Liabilities** | $ | 31,230.57 |
| **Equity** | | |
| **APIC** | | 100.00 |
| **Opening Balance Equity** | | 0.00 |
| **Owner's Investment** | | 690,102.32 |
| **Owner's Pay & Personal Expenses** | | -434.49 |
| **Retained Earnings** | | -662,564.31 |
| **SAFE Note** | | 231,732.72 |
| **SAFE Purchases** | | 3,250.00 |
| **Net Income** | | -206,576.98 |
| **Total Equity** | $ | 55,609.26 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 86,839.83 |